Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-161521

XCEL ENERGY INC.
(a Minnesota corporation)

$250,000,000 4.80% SENIOR NOTES, SERIES DUE SEPTEMBER 15, 2041

Issuer:	Xcel Energy Inc. (a Minnesota corporation)
Issue Format:	SEC Registered
Ratings*:	Baa1/BBB+/BBB+ (Moody's/Standard & Poor's/Fitch)
Security Type:	Senior Notes
Pricing Date:	September 7, 2011
Settlement Date:	September 12, 2011 (T+3)
Interest Payment Dates:	Each March 15 and September 15, commencing March 15, 2012
Principal Amount:	$250,000,000
Maturity Date:	September 15, 2041
Reference Benchmark:	4.375% due May 15, 2041
Benchmark Price:	119-29+
Benchmark Yield:	3.315%
Re-offer Spread:	+150 bps
Re-offer Yield:	4.815%
Coupon:	4.800%
Issue Price to Public: Net Proceeds to Issuer:	99.763% $247,220,000 (before transaction expenses)
Optional Redemption:
Redeemable prior to March 15, 2041, in whole or in part at a “make whole” redemption price at the Treasury Yield plus 25 basis points; redeemable on or after March 15, 2041, in whole or in part at the option of the Company at a price of 100% plus accrued and unpaid interest

Minimum Denominations:	$1,000
CUSIP/ISIN: Underwriters:	98389BAN0/US98389BAN01 Barclays Capital Inc. Morgan Stanley & Co. LLC RBS Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or RBS Securities Inc. toll free at 1-866-884-2071.